UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 6)

                          THE LESLIE FAY COMPANY, INC.
                                (Name of Issuer)

                          Common Stock, par value $.01
                         (Title of Class of Securities)

                                    527016109
                                 (CUSIP Number)
                             -----------------------

                             Mark A. Underberg, Esq.
                    Paul, Weiss, Rifkind, Wharton & Garrison
                           1285 Avenue of the Americas
                             New York, NY 10019-6064
                            Tel. No.: (212) 373-3000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)
                             -----------------------

                                November 20, 2001
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), (f) or (g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                                                               2

                         AMENDMENT NO. 6 TO SCHEDULE 13D

         This Amendment No. 6 (the "Final Amendment") to the Statement on
Schedule 13D amends and supplements the Schedule 13D, filed on May 24, 1999, as amended by Amendment No. 1, filed on August 5, 1999, Amendment No. 2, filed on August 30, 1999, Amendment No. 3, filed on January 17, 2001, Amendment No. 4, filed on March 26, 2001, and Amendment No. 5, filed on May 4, 2001 (as so amended, the "Schedule 13D"), in the following respects only (capitalized terms used herein shall have the meanings ascribed to such terms in the Schedule 13D):


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended and supplemented as follows:

         Pursuant to an Amended and Restated Agreement and Plan of Merger, dated as of April 27, 2001, by and among Three Cities Fund II, L.P., a Delaware limited partnership ("TCF II"), Three Cities Offshore Fund II C.V., a Netherlands Antilles limited partnership ("TCO" and together with TCF II, "Buyers"), LF Acquisition, LLC, a Delaware limited liability company organized by Buyers and formerly known as LF Acquisition Co. ("Parent"), LF Merger Co., a Delaware corporation owned by Parent ("Merger Sub"), and The Leslie Fay Company, Inc., a Delaware corporation (the "Company"), Merger Sub merged with and into the Company (the "Merger") with the Company surviving (the "Surviving Corp."). In the Merger, each issued and outstanding share of the common stock, par value $.01 per share of the Company, other than treasury shares and shares held by Parent, was canceled and automatically converted into the right to receive $5.00 in cash per share, without interest or any other payment thereon.

         Following the Merger, an additional merger took place on November 20, 2001 (the "Second Merger", and together with the "Merger" the "Mergers"). In the Second Merger, LF New Corp. ("New Corp."), a Delaware corporation and a direct wholly owned subsidiary of Parent, merged with and into the Surviving Corp., with New Corp. surviving. The common stock of the Surviving Corp. held by Parent was converted into approximately $1 million of common stock, $2 million of preferred stock and $27 million of subordinated debt of New Corp., and the common stock of New Corp. held by Parent was cancelled. In the Second Merger, New Corp. was renamed "The Leslie Fay Company, Inc." Immediately subsequent to the Second Merger, Parent was liquidated (the "Liquidation") and the common stock, preferred stock, and subordinated debt of New Corp. held by Parent was distributed to its members pro rata to their respective ownership interests in Parent. As a result of the Mergers and the Liquidation, the stockholders of New Corp. hold a combination of common stock, preferred stock and subordinated debt of New Corp.


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                                                                               3

                                   SIGNATURES

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 14, 2001


                                       THE LESLIE FAY COMPANY, INC.


                                       By:    /s/ Warren T. Wishart
                                            ------------------------------------
                                            Name: Warren T. Wishart
                                            Title:


                                       THREE CITIES FUND II, L.P.

                                       By:    TCR ASSOCIATES, L.P.,
                                                  its general partner


                                            By:   /s/ Willem F.P. de Vogel
                                                --------------------------------
                                                Name:    Willem F.P. de Vogel
                                                Title:   General Partner


                                        THREE CITIES OFFSHORE II C.V.

                                              By: THREE CITIES ASSOCIATES,
                                                  N.V.,
                                                     its general partner


                                              By:   /s/ J. William Uhrig
                                                  ------------------------------
                                                  Name:    J. William Uhrig
                                                  Title:   Managing Director


                                        CONSTABLE PARTNERS, L.P.


                                              By:   /s/ John Constable
                                                  ------------------------------
                                                  Name:    John Constable
                                                  Title:   General Partner

                                        CONSTABLE PARTNERS II, L.P.


                                              By:   /s/ John Constable
                                                  ------------------------------
                                                  Name:    John Constable
                                                  Title:   General Partner

                                         /s/ John Constable
                                       ------------------------------------
                                       John Constable doing business as
                                       Constable Asset Management

                                       (as Investment Manager for Fleet
                                       National Bank, Gerald A. Berlin and
                                       Seth Friedman, Trustees Under
                                       The Will Of Frances Lee Friedman For
                                       Karen Kayali As Amended By Court Decree
                                       7/15/92, Fleet National Bank, Gerald A.
                                       Berlin and Seth Friedman, Trustees
                                       Under The Will Of Frances Lee Friedman
                                       For Seth Friedman As Amended By
                                       Court Decree 7/15/92 and Fleet National
                                       Bank, Gerald A. Berlin and Seth
                                       Friedman, Trustees Under The Will Of
                                       Frances Lee Friedman For Gweneth Knight
                                       As Amended By Court Decree
                                       7/15/92)



                                        /s/  John J. Pomerantz
                                       -----------------------------------------
                                       John J. Pomerantz


                                        /s/ Warren T. Wishart
                                       -----------------------------------------
                                       Warren T. Wishart


                                        /s/ H. Whitney Wagner
                                       -----------------------------------------
                                       H. Whitney Wagner


                                        /s/ Thomas Weld
                                       -----------------------------------------
                                       Thomas Weld